UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 28, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

VOLUNTARY ANNOUNCEMENT

SUBSCRIPTION OF INTEREST IN AIR FRANCE –

KLM BY CEA HOLDING

PROGRESS UPDATE

This is a voluntary announcement made by China Eastern Airlines Corporation Limited (the “Company”, together with its subsidiaries, the “Group”).

Reference is made to the announcement of the Company dated 28 July 2017 (the “July Announcement”). Unless otherwise defined, the capitalised terms used in this announcement shall be the same as defined in the July Announcement.

On 27 July 2017, an overseas wholly-owned subsidiary of China Eastern Air Holding Company (collectively, “ CEA Holding ”), which is the controlling shareholder of the Company, entered into a conditional Subscription Agreement with AIR FRANCE – KLM, intending to provide for CEA Holding’s investment in AIR FRANCE – KLM through a reserved capital increase. With the amount of investment being around 375 million euros, CEA Holding will acquire 10% stake in AIR FRANCE – KLM’s share capital at the completion of the reserved capital increase. On the same day, Delta, which is the strategic shareholder of the Company, also entered into a conditional subscription agreement with AIR FRANCE – KLM and intending to acquire 10% stake in AIR FRANCE – KLM’s share capital at the completion of the reserved capital increase (the “Placement(s)”). On the same date, the Company entered into a marketing agreement with AIR FRANCE – KLM. On the basis of good business relationship between the two parties, the comprehensive business partnership has been further strengthened.

On 28 September 2017, the Company received a letter from CEA Holding setting out the following recent developments in respect of the Placements:

On 4 September 2017, the Placements to CEA Holding and Delta were approved at the general meeting of shareholders of AIR FRANCE – KLM. On 27 September 2017, the condition precedent relating to regulatory approvals by the relevant governmental authorities in respect of the completion of the Placements to CEA Holding and Delta has been satisfied. As a result, the settlement of the reserved capital increases and the admission on the regulated market of Euronext (mainly in the market of Paris and Amsterdam) of the related new shares will occur on 3 October 2017.

CEA Holdings and Delta strategically invested in AIR FRANCE – KLM to form a closer long-term partnership among AIR FRANCE – KLM, Delta and the Company. These three companies are complementary, mutually beneficial and the cooperation will achieve a win-win situation. These three companies will build a global network of airlines and will provide more convenient, efficient and high-quality travel services for passengers around the world. It will also help improve the Company’s competitiveness and influence in the global aviation market.

Shareholders and potential investors of the Company should note that this announcement is published as a voluntary disclosure to allow the public to understand the latest development of the Company. Shareholders and potential investors of the Company should thus exercise caution when dealing in the shares of the Company.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

28 September 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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